Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ANNOUNCES
CLOSING OF A PRIVATE PLACEMENT OF NOTES

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE OR FOR DISSEMINATION IN THE UNITED STATES

June 24, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce that it has closed a private placement of long-term debt in the form of senior guaranteed notes to a group of institutional investors. The notes issued pursuant to the private placement are unsecured and rank equally with Crescent Point’s obligations under its bank facilities. In total, US$310 million and CDN$40 million was raised through three separate series of notes under various terms and rates as described in the table below.

Amount	Term	Coupon Rate
US$52.5 million	7-year term repayable in 2021	3.29%
US$257.5 million	10-year term repayable in 2024	3.75%
CDN$40 million	10-year term repayable in 2024	3.85%

Proceeds from the offering were used to repay a portion of the Company’s outstanding bank debt.

RBC Capital Markets acted as lead placement agent on the offering, and HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC acted as co-placement agents.

The senior notes have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Crescent Point is one of Canada’s largest light and medium oil producers, with a market capitalization of more than CDN$19 billion and an annual dividend of CDN$2.76 per share.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll-free (U.S. & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and the New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6